AEM SPA

02 NOV 19 AM 9:45

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/576/2002/AG/mm

02060453

BY UPS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

November 13, 2002

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding the Third Quarterly Report 2002.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

dlw 12/11

Encl.

AEM SPA

FILE NO. 82-4911

PRESS RELEASE

Milan, 13 November 2002. The Board of Directors of AEM S.p.A., chaired by Mr. Giuliano Zuccoli, met today to approve the consolidated and the Parent company AEM S.p.A. quarterly reports for the period-ending 30 September 2002.

The table below contains the main financial highlights for Gruppo AEM in comparison with the results for the same period in the previous year. The scope of consolidation includes AEM S.p.A. and the subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Energia S.p.A., AEM Service S.r.l., AEM Trading S.r.l., Zincar S.r.l., Metroweb S.p.A., and Serenissima Gas S.p.A., all consolidated on a line-by-line basis, as well as the affiliated companies Plurigas S.p.A. and Electrone S.p.A., proportionally consolidated. It is pointed out that as at 30 September 2001 the companies Plurigas S.p.A. and Electrone S.p.A. were consolidated according to the net equity method.

	30/09/2002 (thousands of euro)	**30/09/2001 (thousands of euro)**	**Change (%)**
Turnover	667,888	770,478	-13.3
Added value	226,091	270,266	-16.4
Gross operating margin (EBITDA)	149,943	188,555	-20.5
Operating income (EBIT)	81,173	113,329	-28.3
Income before taxes	43,925	86,666	-49.3
Earnings net of minority interest	44,478	86,125	-48.3

When reading the data analysis and commentary for the first nine months 2002, the exceptional circumstances of the corresponding period in the previous year, especially as far as hydro-electricity generation is concerned, should be taken into account.

Revenues contracted 13.32% in the first nine months 2002 as compared to the year-earlier period. The decline is wholly attributable to external cyclical factors and to changes in the electricity industry legal framework.

One of the major external factors was the noticeable decrease in commodity prices on international markets and the sharp reduction in atmospheric precipitation, leading to a noticeable 44% decrease in hydro-electricity generation as compared to the year-earlier period which, however, featured a much higher than average level of rainfall.

While the decrease in commodity prices did lead to a corresponding reduction in external costs, it had no substantial impact on profitability. Meanwhile, the sharp 730.65 million kWh contraction in hydro-electricity generation led to the elimination of power sales on the national grid (which generated around 17.7 million euro in revenues in the first nine months 2001), on the one hand, and an around 7 million euro decrease in revenues from hydro-electricity sold to the market, on the other.

It is pointed out that in July 2002, Gruppo AEM began work for the conversion of Cassano d'Adda thermoelectric plant to a 320 MW Group 2 combined cycle and, immediately after that, Group 2 was put out of operation. As a result, until April 2003, when the new combined

1.99

cycle is expected to come into service, Cassano d'Adda thermoelectric plant will generate electricity using only the 230 MW Group 1 combined cycle.

The period's performance was not only affected by the decrease in turnover and operating income, but also by the coming into force of the tariff schedules adopted by the Authority. In fact, as of January 2002, the extraordinary component of the price paid for electricity generation sold on the captive market was eliminated, with a negative impact worth around 7 million euro. In addition, a component of the electricity distribution price was eliminated as part of the gradual switchover from the previous to the current pricing system. Finally, changes were made to the electricity transport rate schedule for eligible customers. These two last events had a combined negative impact of around 8.3 million euro.

Altogether, the impact of the pricing changes and the contraction in hydro-electricity generation as compared to the exceptional levels achieved in the first nine months 2001 led to an around 49 million euro decrease in gross operating margin (also including the extraordinary 8.6 million euro extraordinary contribution from Compensation Fund in 2001). Nonetheless, the Company's marketing policies and efficiency gains helped to contain the impact of these negative factors, limiting the contraction in gross operating margin to 20.48% (i.e., 38.6 million euro).

In detail, the following factors contributed to containing the decrease in income: the 4.38% increase in gas distribution volume; the 4.0% rise in electricity sales during peak hours; the sharp 30% contraction in electricity sales during the off-peak and typically less profitable hours; and the 33.5% increase in heat sales. Meanwhile, gas sales were mostly unchanged, rising 0.8%, despite the opening of a significant share of the final market to competition.
Labor costs decreased by 6.85% to 5.6 million euro as compared to the first nine months 2001. This was achieved as part of the Company's ongoing program to rationalize and increase efficiency in operating processes.
Income before taxes amounted to 43.9 million euro, down 49.3% as compared to 30 September 2001. This result includes a 4.6 million euro increase in depreciation and amortization and a decrease in financial income (this last item in the first nine months 2001 included 3.7 million euro generated by equity investment sales). It is also pointed out that the 2 million euro devaluation of the equity investment in e.Biscom also had an impact, as did the 2.8 million loss reported by the subsidiary Metroweb due to the increase in depreciation & amortization and financial charges as compared to the first nine months in 2001.
As for companies consolidated according to the net equity method, it is pointed out that the results reported by the affiliate Fastweb are as at 30 June 2002 since those for the period-ending 30 September 2002 were not officially available (it is also pointed out that once again in the current financial year, the affiliated company Fastweb will enjoy sizable tax benefits deriving from the application the Tremonti law on new investments).

As for gas rates, it is pointed out that the Group companies did not set aside any provisions during the period, based on an assessment of the positive effects deriving from the new rate calculation method introduced by the recent Electricity & Gas Authority ruling no. 122/02. On conservative grounds, however, amounts in the reserve set aside as at 31 December 2001

were not released since a definitive assessment was put off until after the new rate proposals are approved.
As for electricity rates, it is pointed out that the Group companies did not set aside any provisions during the period to cover equalizing measures since the reserve set aside as at 31 December 2001 is considered sufficient and adequate to cover any foreseeable ruling by the Authority during the current financial year.
Consolidated net indebtedness as at 30 September 2002 amounted to 542.4 million euro, up from 468.4 million euro as at 30 June 2002.

Among significant events occurring after 30 September 2002, it is pointed out that on 1st November 2002, AEM Elettricità finalized its acquisition of an ENEL business unit operating as an electricity distributor in the municipalities of Milan and Rozzano.

The results for all of 2002 are expected to be positive and to show a noticeable improvement over forecasts made at the beginning of the year in view of the following factors: the positive effects expected from the new gas rate calculation method; the contribution to the operating margin from the acquisition of the ENEL business unit; and the efficiency gains already achieved.

In addition, at today's Meeting, the Board of Directors adopted its own Code of Conduct concerning internal dealing, in accordance with the provisions contained in the Regulations for markets organized and managed by Borsa Italiana S.p.A. In accordance with the Code, AEM S.p.A. will report to the market on a quarterly basis all financial transactions involving AEM S.p.A. shares executed by relevant people from AEM Group in amounts, including cumulative amounts, from at least 50,000 euro and report immediately such transactions in amounts exceeding 250,000 euro. The Board of Directors has reserved the right to introduce any prohibitions or limitations on relevant people from AEM group concerning the execution in certain periods of the year of transactions pursuant to art. 2.6.4 of the Regulations for markets organized and managed by Borsa Italiana S.p.A., as well as mandatory reporting of the exercise of stock options or other subscription rights should they be distributed in future.

FILE NO. 82-4911

ENCLOSURES

The following statements contain a summary of the Gruppo AEM S.p.A. operating performance and balance sheet for the first nine months of the year.

(millions of euro)	First nine months 2002	2001	Change %	Third quarter 2002	2001	Change %
Total revenues	**667.9**	**770.5**	**(13.3)**	**146.6**	**184.0**	**(20.3)**
Sales revenues	667.7	763.3	(12.5)	146.5	181.8	(19.4)
Contributions from compensation fund	0.2	7.2	(97.2)	0.1	2.2	(96.1)
Added value	**226.1**	**270.3**	**(16.4)**	**45.2**	**60.6**	**(25.4)**
Personnel expenses	(76.1)	(81.7)	(6.9)	(23.7)	(24.3)	(2.4)
Gross operating margin - EBITDA	**150.0**	**188.6**	**(20.5)**	**21.5**	**36.3**	**(40.8)**
Depreciation and amortization	(64.9)	(60.4)	7.4	(21.8)	(21.3)	2.4
Provisions	(3.9)	(14.9)	(73.9)	4.1	(7.0)	(159.2)
Operating income - EBIT	**81.2**	**113.3**	**(28.3)**	**3.8**	**8.0**	**(52.2)**
Share of result from companies shown according to net equity method	(22.0)	(18.5)	18.9	(0.2)	(7.4)	(97.3)
Financial income/charges	(16.9)	(9.6)	76.0	(8.0)	(8.2)	(2.4)
Ordinary income	**42.3**	**85.2**	**(50.3)**	**(4.4)**	**(7.6)**	**(42.4)**
Extraordinary gains/losses	1.6	1.4	13.3	0.0	0.0	0.0
Income before taxes	**43.9**	**86.6**	**(49.3)**	**(4.4)**	**(7.6)**	**(42.4)**
Earnings/Loss attributable to minority interest	**0.6**	**(0.5)**	**(220.0)**	**0.1**	**(0.3)**	**(133.3)**
Earnings for the period net of minority interest	**44.5**	**86.1**	**(48.3)**	**(4.3)**	**(7.9)**	**(45.8)**

FILE NO. 82-4911

(millions of euro)			
Invested capital			
Net fixed capital	1,811.8	1,768.0	1,555.1
Working capital	(157.2)	(183.1)	(89.9)
Total invested capital	**1,654.6**	**1,584.9**	**1,465.2**
Coverage reserves			
Consolidated net equity	(1,112.2)	(1,116.6)	(1,143.9)
Total financial position beyond the next financial year	(298.0)	(128.0)	(98.4)
Total financial position within the next financial year	(244.4)	(340.3)	(222.9)
Total net financial position	**(542.4)**	**(468.3)**	**(321.3)**
Total sources	**(1,654.6)**	**(1,584.9)**	**(1,465.2)**